Filed by Supernova Partners Acquisition Company II, Ltd.

pursuant to Rule 425 under the Securities Act of 1933, as

amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company:

Supernova Partners Acquisition Company II, Ltd. (SEC File No.: 001-40140)

Date: October 6, 2021

Email from Chad to Rigetti employees announcing the merger

To: Rigetti employees

From: Chad Rigetti

T/D:

S/L: Rigetti will become a public company via a merger with Supernova II, a Special Purpose Acquisition Company (SPAC)

Hi All,

Today I’m excited to let you know that Rigetti has entered into a definitive merger agreement r with Supernova II—a Special Purpose Acquisition Company (SPAC) led by a truly world-class team. Upon closing of the transaction, Rigetti will become a public company and trade on the NYSE under the symbol “RGTI”. We are excited to share more details about this and what it means for the company, and for you.

We will host a special All-Hands meeting this morning at 9:30AM Pacific, and a few folks from Supernova will be there with us.

In the meantime, we encourage you to read the press release (link), copied below, for many more details.

This is a very exciting day and an important next step in our journey to bring the power of quantum computing to the world. We are thrilled to share more shortly—see you at 9:30a.

Sincerely,

Chad

Rigetti Computing, a Global Leader in Full-Stack Quantum Computing, Announces Plans to Become Publicly Traded

via Merger with Supernova Partners Acquisition Company II

Rigetti is on a mission to build the world’s most powerful computers to help solve humanity’s most important and pressing problems.

BERKELEY, Calif. — Oct. 6, 2021 — Rigetti & Co., Inc. (“Rigetti”), a pioneer in full-stack quantum computing, announced today it has entered into a definitive merger agreement with Supernova Partners Acquisition Company II, Ltd. (“Supernova II”) (NYSE:SNII), a publicly traded special purpose acquisition company. When the transaction closes, the publicly traded company will be named Rigetti Computing, Inc. and its common stock is expected to be listed on the NYSE under the ticker “RGTI.”

•	The company has developed the first-of-its-kind scalable approach to building quantum processors.

•	Transaction values Rigetti at a pro forma equity value of approximately $1.5 billion.

•

The combined company is expected to receive approximately $458 million in gross cash proceeds, which includes a fully committed PIPE in excess of $100 million, direct investment, and $345 million of cash held in the trust account of Supernova II, assuming no redemptions.

•	PIPE transaction subscribed to by top investors including funds and accounts advised by T. Rowe Price Associates, Inc.; Bessemer Venture Partners; Franklin Templeton; and In-Q-Tel.

•	New strategic partners are Keysight Technologies, Palantir Technologies and Ampere Computing.

•	Management of Rigetti Computing and Supernova II will host an investor call at 8:30 am ET on Wednesday, October 6, to discuss the proposed transaction. Details are below.

Rigetti is a leader in scalable quantum processor technology. Scalability has been among the largest hurdles to bringing quantum computing to market, and Rigetti introduced its scalable superconducting chips in June 2021. Its patented multi-chip architecture is the building block for new generations of quantum processors that are expected to achieve a clear advantage over classical computers.

Quantum computing is one of the most transformative emerging technologies in the world today. Many of the world’s most important problems remain intractable, lying far beyond the capabilities of today’s supercomputers. Quantum computers process information in a fundamentally different way — solving problems simultaneously as opposed to sequentially — which will allow them, when scaled, to tackle problems of staggering computational complexity at unprecedented speed.

Quantum computing could be applied to a range of important uses such as enabling biotech companies to bring more effective therapies to market faster; researchers to develop more affordable clean energy sources; and financial companies to access faster and more accurate market insights to help reduce market volatility.

Rigetti will use the proceeds from the transaction to accelerate development of multiple generations of quantum processors and grow its commercial business. Rigetti expects to scale its quantum computers from 80 qubits in 2021, to 1,000 qubits in 2024, and to 4,000 qubits in 2026.

Rigetti’s distinctive quantum computers work in tandem with existing cloud and high-performance computing infrastructure to unlock powerful new capabilities to solve complex real-world problems. The company sells access to its machines through the Rigetti Quantum Cloud Services platform.

The PIPE transaction is subscribed to by top investors including: funds and accounts advised by T. Rowe Price Associates, Inc.; Bessemer Venture Partners; Franklin Templeton; and In-Q-Tel. Strategic investors include Keysight Technologies and Palantir Technologies. Ampere Computing will make a direct investment. These new strategic investors provide strong complementary technologies for advancing Rigetti’s quantum advantage, and build on Rigetti’s existing partnerships and collaborations with customers like Amazon Web Services, Astex Pharmaceuticals, DARPA, NASA, Standard Chartered Bank and the U.S. Department of Energy.

Rigetti CEO Chad Rigetti founded the company in 2013. The company has raised approximately $200 million in venture capital and today employs more than 130 people with offices in the United States, Canada, U.K., and Australia.

Supernova II is led by Michael Clifton, an investor who most recently helped lead global technology investing at The Carlyle Group; Robert Reid, a long-time senior partner at Blackstone; Spencer Rascoff, a serial entrepreneur who co-founded Hotwire, Zillow, dot.LA and Pacaso and who led Zillow as CEO for nearly a decade; and Alexander Klabin, founder and CEO of Ancient and former managing partner, co-CIO and co-founder of Senator Investment Group.

Clifton is expected to join the Rigetti Board of Directors after the transaction closes.

Management comments

Chad Rigetti, Rigetti Computing CEO and Founder

“In the next decade one Rigetti quantum computer could be more powerful than today’s entire global cloud. Rigetti is the leading innovator in this space. Our team has solved the most pressing scientific problems associated with bringing quantum computing to market by creating a scalable computer and high-performance integration with existing computing systems. We plan to use this capital to accelerate our product development and accelerate our goal to bring this transformational computing capability to every major industry.”

Michael Clifton, Supernova II

“The widespread adoption of quantum computing will have a significant impact on the economy and humanity in the next decade and beyond, on par with the advent of mobile and cloud technologies. Rigetti systems’ speed and scalability set them apart amongst competitors. With its model of easy integration into existing systems, Rigetti’s technology will be used by businesses, governments and institutions across the globe.”

Transaction Overview

The business combination values the combined entity at a pro forma equity value of approximately $1.5 billion. Upon closing, the combined company will receive approximately $458 million in gross cash proceeds, including a fully committed PIPE in excess of $100 million, direct investment, and $345 million of cash held in the trust account of Supernova II, assuming no redemptions. The proposed transaction has been unanimously approved by the boards of directors of both Rigetti and Supernova II, and is subject to the approval of the stockholders of Supernova II and other customary closing conditions.

Additional information of the transaction terms and copies of the key transaction agreements will be provided in a current report on Form 8-K to be filed by Supernova II with the SEC and available at www.sec.gov.

Advisors

Deutsche Bank Securities Inc. is serving as exclusive financial advisor to Rigetti. Cooley LLP is serving as legal counsel to Rigetti.

Morgan Stanley & Co. LLC is serving as exclusive financial advisor to Supernova II. Latham & Watkins LLP is serving as legal counsel to Supernova II.

Morgan Stanley & Co. LLC and Deutsche Bank Securities Inc. served as placement agents to Supernova II for the PIPE financing. Sidley Austin LLP served as counsel to the placement agents.

Conference Call

Management of Rigetti and Supernova Partners II will host an investor conference call on Wednesday, October 6, 2021 at 8:30 am ET to discuss the proposed business combination. A webcast of the call can be accessed at www.netroadshow.com/nrs/home/#!/?show=057a3ce4 or by visiting https://www.netroadshow.com/ with the entry code “Romeo9374”.

Alternatively the call can be accessed by dialing +1 (833) 470-1428 (domestic toll-free number) or +1 (404) 975-4839 (international) and providing the conference ID 400205. A replay of the call can be accessed by dialing +1 (855) 213-8235 (domestic toll-free number) or +1 (571) 982-7683 (international) and providing the conference ID 626929#.

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Supernova II’s or Rigetti’s future financial or operating performance. For example, statements regarding Rigetti’s projected financial performance, anticipated growth in the industry in which Rigetti operates and anticipated growth in demand for the Rigetti’s services, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Supernova II and its management, and Rigetti and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the outcome of any legal proceedings that may be instituted against Supernova II, Rigetti, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; the inability to complete the business combination due to the failure to obtain approval of the shareholders of Supernova II or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of Rigetti as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; the possibility that Rigetti or the combined company may be adversely affected by other economic, business, or competitive factors; Rigetti’s estimates of expenses and profitability; the evolution of the markets in which Rigetti competes; the ability of Rigetti to implement its strategic initiatives, expansion plans and continue to innovate its existing services; the impact of the COVID-19 pandemic on Rigetti’s business; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Supernova II’s final prospectus dated March 3, 2021 relating to its initial public offering.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Supernova II nor Rigetti undertakes any duty to update these forward-looking statements.

Additional Information and Where to Find It

Supernova II intends to file a registration statement on Form S-4 with the Securities Exchange Commission (the “SEC”), which will include a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Supernova II’s common shares in connection with its solicitation of proxies for the vote by Supernova II’s shareholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. After the registration statement is declared effective, Supernova II will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Supernova II’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Rigetti, Supernova II and the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of Supernova as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Supernova II’s secretary at 4301 50th Street NW, Suite 300 PMB 1044, Washington, D.C. 20016, (202) 918-7050.

Participants in the Solicitation

Supernova II and its directors and executive officers may be deemed participants in the solicitation of proxies from Supernova II’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Supernova II is contained in Supernova II’s prospectus dated March 3, 2021 relating to its initial public offering, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of Supernova II’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

Rigetti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Supernova II in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination when available.

No Offer or Solicitation

This press release does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Supernova II, Rigetti, or any of their respective affiliates.

About Rigetti Computing

Rigetti Computing is a pioneer in full-stack quantum computing. The company has operated quantum computers over the cloud since 2017 and serves global enterprise, government, and research clients through its Rigetti Quantum Cloud Services platform. The company’s proprietary quantum-classical infrastructure provides ultra-low latency integration with public and private clouds for high-performance practical quantum computing. Rigetti has developed the industry’s first multi-chip quantum processor for scalable quantum computing systems. The company designs and manufactures its chips in-house at Fab-1, the industry’s only dedicated and integrated quantum device manufacturing facility. Rigetti was founded in 2013 by Chad Rigetti and today employs more than 130 people with offices in the United States, U.K., Canada, and Australia. Learn more at www.rigetti.com.

About Supernova II

Supernova II is led by Michael Clifton, who was most recently a technology investor at The Carlyle Group; Robert Reid, a long-time senior partner at Blackstone; Spencer Rascoff, a serial entrepreneur who co-founded Hotwire, Zillow, dot.LA and Pacaso and who led Zillow as CEO for nearly a decade; and Alexander Klabin, founder and CEO of Ancient and former managing partner, co-CIO and co-founder of Senator Investment Group.

Media Relations Contacts:

Katie Curnutte

katie@kingstonmarketing.group

Lauren Rugani

press@rigetti.com